Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Celestica Inc.

We consent to the use of our audit report dated March 6, 2014, on the consolidated financial statements of Celestica Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information, and our audit report dated March 6, 2014 on the effectiveness of internal control over financial reporting, which are incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

October 27, 2014
Toronto, Canada